LETTER AGREEMENT

November 7, 2014

Re:           Reorganization of Funds Advised by Legg Mason Investment Counsel

Simultaneously with the execution of this Letter Agreement, BNY Mellon Investment Servicing (US) Inc. ("BNYM") and Trust for Advised Portfolios ("TAP Trust"), on its own behalf and on behalf of 1919 Financial Services Fund, 1919 Socially Responsive Balanced Fund, 1919 Variable Socially Responsive Balanced Fund and 1919 Maryland Tax-Free Income Fund (individually, a "1919 Fund", collectively, the "1919 Funds") have executed a Transfer Agency And Shareholder Services Agreement ("TA Agreement") providing for BNYM to provide transfer agency, registrar, dividend disbursing and shareholder services to and on behalf of the 1919 Funds in accordance with the terms of the TA Agreement (the "Services").  This letter agreement will become effective on the date indicated above and will terminate at 11:59 PM on the date that the Deconversion (as defined in the TA Agreement) of the Regular Accounts (as defined in the TA Agreement) is completed.

The Parties hereby agree to the statements made above and as follows:

1.           All transfer agent activities and work flows in place immediately prior to the Reorganizations for the three portfolios of the Legg Mason Partners Equity Trust ("PET Portfolios") and the one portfolio of the Legg Mason Tax-Free Income Fund ("FIF Portfolio") involved in the Reorganizations (collectively, the "LMIC Funds") will continue for the 1919 Funds after the closing of the Reorganizations without modification. Among other things, this means the 1919 Funds will continue to reside within the management company production region in FSR (as defined in the TA Agreement) dedicated to the mutual funds sponsored by Legg Mason, Inc. and its affiliates ("Legg Mason Funds") and representatives of the Legg Mason Funds with the ability to access and view accounts in the Legg Mason Funds within FSR will be able to access and view accounts in the 1919 Funds in FSR.

2.           BNYM will change the name and CUSIP numbers on all print/mail output to reflect the name and CUSIP numbers of the 1919 Funds.  All print/mail output for accounts of the 1919 Funds, such as confirmations, statements, address change confirms will continue to print out with the print/mail output of the Legg Mason Funds.

3.           Shareholders of the 1919 Funds who access their 1919 Fund accounts through IAM (NextGen) (as defined in Exhibit 1 to Schedule C to the TA Agreement) will be doing so through an IAM link provided within the Website maintained by the Legg Mason Funds for shareholders of the Legg Mason Funds.

4.           Broker-dealers who access the 1919 Fund accounts of their customers through AdvisorCentral (as defined in Exhibit 1 to Schedule C to the TA Agreement) will be doing so through the AdvisorCentral portal made available to the Legg Mason Funds for broker-dealer access to customer accounts in the Legg Mason Funds.

5.           Only the personnel of Legg Mason Investor Services, LLC ("LMIS") and Legg Mason Partners Fund Advisor, LLC ("LMPFA") who have been authorized by the LMIC Funds to access the production database of the LMIC Funds in FSR, which will host the 1919 Fund accounts after the Reorganizations, will be able to access the 1919 Fund Accounts in FSR.

6.         When transmitting files to and receiving files from the NSCC, and when making payments to the NSCC, BNYM will continue to use the MRO (NSCC assigned number for trading) assigned to LMIS, the distributor of the Legg Mason Funds, understanding that the 1919 Funds intend to appoint LMIS as co-Distributor of the 1919 Funds. In addition, inasmuch as BNYM will not be establishing separate demand deposit accounts for the 1919 Funds to furnish the cash administration services provided for in the TA Agreement, all cash administration services that BNYM will be performing for the 1919 Funds pursuant to the TA Agreement will occur through the demand deposit accounts maintained by BNYM for the Legg Mason Funds. Therefore, for avoidance of doubt, this means money for payments to the NSCC on behalf of the 1919 Funds will be drawn from the demand deposit accounts maintained by BNYM for the Legg Mason Funds.

7.           BNYM will pay "underwriter commissions" for the 1919 Funds to LMIS. BNYM shall commence such payments after the 1919 Funds, LMIS and BNYM mutually agree in their discretion reasonably exercised to the flow of funds procedures and payment items that are subject to this provision.

8.           BNYM will request funding of 12b-1 fee payments from the 1919 Funds through LMIS. BNYM will provide a report with each funding request in a format and containing such information as the 1919 Funds and BNYM shall mutually agree in their discretion reasonably exercised. BNYM will cooperate reasonably with the 1919 Funds and LMIS to establish the flow of communications and the flow of funds procedures appropriate to implement this provision.

9.           The TAP Trust for itself and on behalf of each of the 1919 Funds hereby appoint LMPFA, and BNYM acknowledges such appointment, as a sub-administrator for the following sole and limited purposes:

(a)	Providing LMPFA personnel to serve as Authorized Persons as that term is described in the Transfer Agency Agreement between BNYM and the 1919 Funds;

(b)
Provide oversight of BNYM’s service as a transfer agent to facilitate the transfer of service on behalf of the 1919 Funds to a successor transfer agent, including monitoring of service levels of BNYM established by LMPFA, BNYM and the 1919 Funds, and interfacing between BNYM and the 1919 Funds; and

(c)	Upon request, communicating Oral or Written Instructions to BNYM as authorized and directed by the 1919 Funds or its designated agents.

10.           Liability and Indemnification.

(a)           Neither LMPFA nor LMIS shall be responsible for, and the relevant Portfolio of the 1919 Funds shall indemnify and hold LMPFA and/or LMIS harmless from and against, any and all losses, damages, costs, charges, reasonable counsel fees and expenses, payments, reasonable expenses and liability (collectively referred to as “Losses”) arising out of or attributable to all actions of LMPFA and/or LMIS or their agents or delegates taken pursuant to a requirement or obligation under this Agreement with respect to such Portfolio of the 1919 Funds, provided that such actions are taken in good faith and without gross negligence, bad faith, willful misconduct or reckless disregard of its duties or their own duties hereunder and are not violations of applicable law or regulation.  For avoidance of doubt, LMPFA shall have no liability and shall be fully indemnified by the 1919 Funds for any Losses arising out of any Written or Oral Instruction provided to BNYM by LMPFA on behalf of the 1919 Funds provided that such Witten or Oral instruction provided by the 1919 Funds to LMPFA was properly and accurately communicated by LMPFA to BNYM.

(b)           A 1919 Fund shall not be responsible for and LMPFA and LMIS shall indemnify and hold each 1919 Fund harmless from and against any and all Losses arising out of or attributable to all actions of LMPFA and LMIS or their agents and delegates taken pursuant to a requirement or obligation under this Agreement or caused by LMPFA’s, LMIS’s, or their agents’ or delegates’ gross negligence, bad faith, willful misconduct or reckless disregard of its duties or their own duties hereunder or in violation of applicable law or regulation or otherwise in breach of this Agreement.

11.           Standard of Care.  LMPFA and LMIS shall provide their services to the 1919 Funds at all times in good faith and without negligence.

12.           Consequential Damages.  None of LMPFA, LMIS, or a 1919 Fund shall be liable to any other party for any consequential, special or indirect losses or damages which the party may incur or suffer by or as a consequence of the other party's performance of the services provided hereunder.

13.           Out-of-Pocket Expenses.  The 1919 Funds will reimburse LMPFA and/or LMIS for any reasonable out-of-pocket expenses incurred by either LMPFA and/or LMIS in connection with the services performed under this Letter Agreement.

Any conflict between this letter agreement and the TA Agreement shall be resolved in favor of the TA Agreement.

Please signify your acceptance of and agreement with these circumstances and interrelationships between the BNYM, Legg Mason Funds, including the LMIC Funds, and the 1919 Funds and others interrelationships that are related, similar or appropriate to provide the TA Services.

Sincerely,

BNY Mellon Investment Servicing (US) Inc.	Legg Mason Partners Fund Advisor, LLC
(excluding paragraphs 9, 10, 11 and 12 which are solely between the other parties hereto)

By: /s/ Christopher Healy	By: /s/ Kenneth D. Fuller

Name: Christopher Healy	Name: Kenneth D. Fuller

Title: Managing Director	Title: President

Trust for Advised Portfolios, on its own behalf and on behalf of each 1919 Fund)	Legg Mason Investor Services, LLC
By: /s/ Christopher E. Kashmerick	By: /s/ Jeremiah O’Shea
Name: Christopher E. Kashmerick	Name: Jeremiah O’Shea
Title: President	Title: Managing Director